Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Ambac Financial Group, Inc., Board of Directors

Ambac Financial Group, Inc. Savings Incentive Plan:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-110145 and 333-52449) on Form S-8 of Ambac Financial Group, Inc. of our report dated June 29, 2010 with respect to the statements of net assets available for benefits of the Ambac Financial Group, Inc. Savings Incentive Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Ambac Financial Group, Inc. Savings Incentive Plan.

(Signed) KPMG LLP

New York, New York

June 29, 2010